UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Startek, Inc.

(Name of Subject Company)

Startek, Inc.

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

85569C107

(CUSIP Number of Class of Securities)

Nishit Shah
Global Chief Financial Officer
Startek, Inc.
4610 South Ulster Street, Suite 150
Denver, Colorado 80237

(303) 262-4500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person Filing Statement)

With copies to:

Jeffrey Kesselman
Sherman & Howard L.L.C.
675 Fifteenth Street, Suite 2300
Denver, CO 80202
(303) 297-2900

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

Name and Address

The name of the subject company is Startek, Inc., a Delaware corporation (“Startek” or the “Company”). Unless the context indicates otherwise, the terms “us,” “we” and “our” refer to Startek. The address of Startek’s principal executive office is 4610 South Ulster Street, Suite 150, Denver, Colorado 80237. The telephone number of Startek’s principal executive office is (303) 262-4500.

Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Startek’s common stock, par value $0.01 per share (each such share, a “Share” and, collectively, the “Shares”). As of October 31, 2022, there were 40,280,725 Shares issued and outstanding.

Item 2. Identity and Background of Filing Person.

Name and Address

Startek, the subject company, is the person filing this Schedule 14D-9. The name, business address and business telephone number of Startek are set forth in “Item 1. Subject Company Information - Name and Address” above.

Tender Offer

This Schedule 14D-9 relates to the tender offer (the “Offer”) by MCI Capital, LC., an Iowa limited liability company (“Purchaser”) and a wholly owned subsidiary of MCI, LC, an Iowa limited liability company (“Parent”), to purchase up to 4,000,000 Shares of the issued and outstanding Shares owned by stockholders of the Company (each a “Stockholder” and, collectively, the “Stockholders”) at an offer price of $4.20 per Share, net the seller in cash, without interest and less any applicable tax withholding, and on the terms and subject to the other conditions specified in the Offer to Purchase, dated November 22, 2022 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”). The Offer is more fully described in a Tender Offer Statement on Schedule TO (as it may be amended or supplemented from time to time, the “Schedule TO”), which was filed by Purchaser with the Securities and Exchange Commission (the “SEC”) on November 22, 2022.

Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”)) the Offer on November 22, 2022. Subject to the terms and conditions of the Offer to Purchase and Letter of Transmittal, the Offer shall initially be scheduled to expire at 12:00 midnight, New York City Time, at the end of the day on December 20, 2022 (one minute following 11:59 p.m., New York City Time, on December 20, 2022) (the date and time at which the Offer expires by its terms, as it may be extended in accordance with the Offer to Purchase, the “Offer Expiration Time”). Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment, as more fully described in “The Offer–Section 14–Conditions of the Offer” in the Offer to Purchase filed as Exhibit (a)(1)(A) to this Schedule 14D-9) and provided that the Offer has not been terminated, Purchaser will accept for payment and promptly pay for all Shares validly tendered prior to the Offer Expiration Time and not properly withdrawn.

The consummation of the Offer is not conditioned on the receipt of financing. However, the Offer is conditioned upon there being validly tendered and not withdrawn in accordance with the terms of the Offer, 2,000,000 Shares, or approximately 5.0%, of the outstanding Shares (collectively, the “Minimum Condition”). The foregoing summary of the Offer is qualified in its entirety by the descriptions contained in the Offer to Purchase and the Letter of Transmittal.

Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

As set forth in the Schedule TO, the principal executive office of Purchaser is located at 2937 Sierra Ct. SW, Iowa City, Iowa 52240. The telephone number of Purchaser is (319) 541-9694.

Information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be found on the SEC’s website at https://www.sec.gov, or on the investor relations section of Startek’s website at https://investor.startek.com/.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as described or referred to in this Schedule 14D-9, to the Company’s knowledge, as of the date on which this Statement was filed with the SEC, no material agreement, arrangement or understanding exists, nor is there an actual or potential conflict of interest, between (a) the Company, its executive officers, directors or affiliates and (b) Purchaser and any of its respective executive officers, directors or affiliates.

Purchaser initiated a conversation with Startek’s majority stockholder, CSP Management Limited, which is described in in the Offer to Purchase under “The Offer–Section 11– Background of the Offer; Contacts with the Company” and is incorporated as Exhibit (a)(1)(A) to this Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

(a) Solicitation Recommendation - No Opinion/Remaining Neutral Toward the Offer.

The Startek Board of Directors (the “Board”), acting on behalf of the Company, expresses no opinion and remains neutral with respect to the Offer. The Board has not made a determination as to whether the Offer is fair to or in the best interests of the Stockholders and makes no recommendation as to whether the Stockholders should accept the Offer and tender their Startek Shares (and, if so, how many Shares to tender) or reject the Offer and not tender their Shares.

The Board has determined that the Stockholder’s decision as to whether or not to tender its Startek Shares in the Offer and, if so, how many Shares to tender, is a personal investment decision based upon the individual Stockholder’s particular circumstances. The Board has also considered that acceptance of the Offer would permit a Stockholder to realize a premium of approximately 23%, based on the purchase price of $4.20 and the closing price of the Startek Shares, $3.23, as reported on the New York Stock Exchange (“NYSE”) on November 21, 2022, the last full trading day before Purchaser announced their intent to commence the Offer, whereas a decision not to tender in the Offer would permit Stockholders who believe that the Company’s Shares have a greater intrinsic value to realize greater long-term value of their Startek Shares, if their view of the greater intrinsic value of the Company’s Shares is recognized in the trading market.

Accordingly, the Board urges each Stockholder to make its own decision as to whether to tender its Startek Shares in the Offer and, if so, how many Shares to tender, based on all available information, including the Stockholder’s investment objectives, the recent market prices of the Startek Shares, the Stockholder’s own views as to the Company’s prospects and outlook, the factors considered by the Board (as described below) and any other factors that the Stockholder deems relevant to its investment decision. Each Stockholder should carefully read this Schedule 14D-9, the Offer to Purchase, the Letter of Transmittal and other materials related to the Offer before making any decision regarding tendering its Startek Shares in the Offer. In addition, Stockholders should review the Company’s financial and other information filed by the Company with the SEC. The Board also urges each Stockholder to consult with its financial and tax advisors regarding the Offer.

(b) Reasons for the Board’s Position.

In evaluating the Offer and determining to express no opinion and remain neutral with respect to the Offer, the Board consulted with the Company’s senior management and legal counsel and considered a number of factors. The factors that the Board believed were in favor of expressing no opinion and remaining neutral with respect to the Offer included the following:

●

Individual Investment Decision. The Board considered that each Stockholder can make an independent judgment as to whether to maintain its interest in the Company or to reduce or eliminate its interest in the Company by participating in the Offer, based on all of the available information. Personal considerations that the Board believed could be relevant to each individual Stockholder’s decision include (but are not limited to) the following:

o	the Stockholder’s determination of the adequacy of the offer price in light of the recent market prices of the Startek Shares and the Stockholder’s own views as to the Company’s prospects and outlook;
o	the Stockholder’s investment objectives, including its investment size, time horizon and need for liquidity or diversification of its investment portfolio;
o	other investment opportunities, including other types of investments, available to the Stockholder; and
o	the tax consequences to the Stockholder of participating in the Offer (for which the Stockholder may wish to consult with competent tax advisors).
●

Not a Change of Control Transaction. The Board considered that the completion of the Offer by Purchaser would not by itself result in a change of control of the Company and the Startek Shares would continue to be publicly traded on NYSE following the completion of the Offer.

●

Ability to Change Position. The Board considered the fact that it can change its position and make a recommendation with respect to the Offer at a later time prior to the expiration of the Offer, if there is a material change of circumstances or additional material information comes to the attention of the Board. The Board also considered the fact that the Stockholders who tender their Shares in the Offer would have withdrawal rights, as provided in the Offer to Purchase, and could withdraw any Shares tendered in the Offer prior to the expiration of the Offer if they desire to do so, including based on any changes to the Board’s position with respect to the Offer.

As part of the Board’s consideration of its position with respect to the Offer, the Board also recognized that there were certain factors that were in favor of recommending that Stockholders accept the Offer and tender their Shares in the Offer, as well as certain factors that were in favor of recommending that Stockholders reject the Offer and not tender their Shares in the Offer.

The factors that the Board considered which were in favor of recommending that Stockholders accept the Offer and tender their Share in the Offer included the following:

●

Offer Price Represents a Premium to Pre-Announcement Trading Price. The Board reviewed the historical market prices and trading information with respect to the Startek Shares, including the fact that the offer price represents a premium of approximately 23%, based on the purchase price of $4.20 and the closing price of the Startek Shares, $3.23, as reported on NYSE on November 21, 2022, the last full trading day before Purchaser announced its intent to commence the Offer. Stockholders should review the information regarding the Startek Shares price performance set forth in the Offer to Purchase under “The Offer – Section 6 – Price Range of Shares; Dividends” and should also obtain a current market quotation for the Startek Shares.

●

Shares Sold in the Offer Will Not be Subject to Operation Risks. The Board considered that the Offer provides for a cash purchase price to Stockholders who tender their Shares in the Offer, thereby eliminating the risks and uncertainties associated with owning Startek Shares, including those related to the Company’s operations and performance, the industry in which the Company operates and the financial markets generally.

The factors that the Board considered which were in favor of recommending that Stockholders reject the Offer and not tender their Shares in the Offer included the following:

●

Shares Tendered in the Offer Will Not Benefit from any Future Increase in Value of the Company. The Board considered the fact that Stockholders whose Shares are tendered and purchased in the Offer will not be able to participate in any potential value creation of the Company that could be generated going forward. The Board also considered that such Stockholders will not be able to participate in any potential future strategic transactions involving the Company, such as a sale of the Company or a significant part of its assets or capital stock. The Board considered that although no such transaction is pending or contemplated at this time, the Board cannot predict if or when any such transaction may take place in the future and, if such a transaction were to occur, whether the terms of any such transaction would be more favorable or less favorable to the Stockholders than the terms of the Offer.

●

Price Per Share is Less than Recent Offer by CSP. The Board also considered that the price per share being offered in the Offer is less than the preliminary, non-binding proposal, dated August 8, 2022, by CSP Management Limited and certain of its affiliates (collectively, CSP) to acquire all the shares of Startek that CSP did not already own for $4.65 per share in cash. A Special Committee of the Board rejected the offer by CSP on September 9, 2022 and determined, at that time, that the proposal at $4.65 was inadequate and not in the best interests of the shareholders of Startek.

●

Pro Ration. The Board also considered that if the Offer is oversubscribed, Purchaser may not accept for purchase all of the Startek Shares tendered by Stockholders, in accordance with the pro ration mechanism set forth in the Offer to Purchase. As a result, a Stockholder may not be able to dispose of all of its Shares in the Offer, even if it wishes to do so.

●

Tax Treatment. The Board considered the fact that gains from the sale of Startek Shares to Purchaser in the Offer could be taxable for U.S. federal income tax purposes to certain Stockholders who tender their Shares in the Offer. Stockholders should review the information set forth in the Offer to Purchase under “The Offer–Section 5–Certain U.S. Federal Income Tax Consequences”.

The Board determined that, in light of these factors, the Company should express no opinion and should remain neutral with respect to the Offer. The Board suggests that each Stockholder consider, among other things, the foregoing factors in deciding whether to tender its Shares in the Offer. In addition, Stockholders should consult their own financial, tax and legal advisors and make such other investigations concerning the Offer as they deem necessary in order to make an informed decision with respect to the Offer.

The foregoing discussion of information and factors considered by the Board is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of the Offer, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations. Moreover, each member of the Board applied his or her own personal business judgment to the process and may have given different weight to different factors.

(c) Intent to Tender.

To the Company’s knowledge after reasonable inquiry, no executive officer, director, affiliate or subsidiary of the Company currently intends to tender any of the Startek Shares that are held of record or beneficially owned by such persons pursuant to the Offer.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

Neither the Company nor any person acting on its behalf has, directly or indirectly, employed, retained or compensated, or agreed to employ, retain or compensate, any person or class of persons to make solicitations or recommendations to Stockholder on its behalf concerning the Offer.

Item 6. Interest in Securities of the Subject Company.

The Company maintains a stock repurchase program that is intended to programmatically offset the impact of dilution from its equity compensation programs and, subject to market conditions and other factors, to make opportunistic and programmatic repurchases of its common stock to reduce its outstanding share count. The actual timing, number and value of shares repurchased depends on a number of factors, including the market price of the Company’s common stock, general market and economic conditions, the shares withheld for taxes associated with the vesting of restricted stock, other corporate considerations and the executive officers’ determination as to the appropriate use of the Company’s cash.

During the sixty days prior to this Schedule 14D--9, the Company repurchased an aggregate of 56,312 shares of common stock under the repurchase plan at an average cost of $3.55 per share.

Stock repurchase activity during the sixty days prior to this Schedule 14D-9 was as follows:

Month Ended	Total number of shares purchased	Average price paid per share (1) ($)
October 31, 2022	29,586	$3.61
November 30, 2022	26,726	$3.49
Total	56,312	$3.55

Except as set forth above, during the past 60 days, the Company is not aware of any transactions with respect to the Shares that have been effected by the Company, or to the Company’s knowledge, by any of its executive officers, directors, affiliates, or subsidiaries.

Item 7. Purposes of the Transaction and Plans or Proposals.

Subject Company Negotiations

Except as indicated in this Schedule 14D-9 (including the exhibits hereto), Startek is not undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer for or other acquisition of Startek’s securities by Startek or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Startek; (iii) any purchase, sale or transfer of a material amount of assets of Startek; or (iv) a material change in the present dividend rate or policy, indebtedness or capitalization of Startek.

Transactions and Other Matters

Except as set forth in this Schedule 14D-9 (including the exhibits hereto), there is no transaction, resolution of the Startek Board, agreement in principle or signed contract that is entered into in response to the Offer that relates to or would result in one or more of the matters referred to in the immediately preceding paragraph of this Item 7.

Item 8. Additional Information.

Conditions to the Offer

The Offer is subject to the Minimum Condition. In addition, please see the information set forth in “The Offer–Section 14–Conditions of the Offer” in the Offer to Purchase filed as Exhibit (a)(1)(A) to this Schedule 14D-9, which is incorporated herein by reference.

Regulatory Approvals

We are not aware of any license or regulatory permit that is reasonably likely to be material to our business that might be adversely affected by the Purchaser’s acquisition of Shares as contemplated in the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic, foreign or supranational, that would be required for Purchaser’s acquisition or ownership of Shares as contemplated by the Offer.

Legal Proceedings

There are currently no legal proceedings arising out of or relating to the Offer, but legal proceedings arising out of or relating to the Offer may be filed in the future.

Disclaimer

The Schedule TO was prepared by Purchaser with no involvement by the Startek Board. We expressly disclaim any liability with respect to the Schedule TO.

Cautionary Statements Regarding Forward-Looking Statements

Statements contained in or incorporated by reference in this Schedule 14D-9 that are not historical facts, including statements accompanied by words such as “will,” “believe,” “expect,” “enables,” “realize,” “plan,” “intend,” “assume,” “transform” and other words of similar expression, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s expectations, estimates, assumptions, and projections as of the date of this release and are not guarantees of future performance. Actual results may differ materially from those expressed or implied in these statements. Factors that could cause actual results to differ materially are set forth as risk factors in Startek’s filings with the Securities and Exchange Commission, including its Quarterly and Annual Reports.

Startek cautions you not to place undue reliance on the forward-looking statements contained in this release. Startek does not undertake any obligation to publicly update or revise any forward-looking statements to reflect future events, information or circumstances that arise after the date of this release.

Where You Can Find More Information

Startek is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Startek is required to disclose in such proxy statements certain information, as of particular dates, concerning its directors and officers, their remuneration, equity awards granted to them, the principal holders of its securities and any material interest of such persons in transactions with Startek. Such reports, proxy statements and other information may be obtained free of charge at the website maintained by the SEC at www.sec.gov.

The SEC allows Startek to “incorporate by reference” information into this Schedule 14D-9, which means that Startek can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Schedule 14D-9, except for any information superseded by information contained directly in this Schedule 14D-9.

Item 9. Exhibits.

The following Exhibits are filed herewith or incorporated herein by reference.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated November 22, 2022 (incorporated by reference to the Schedule TO of Purchaser filed with the SEC on November 22, 2022)
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to the Schedule TO of Purchaser filed with the SEC on November 22, 2022)

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STARTEK, INC.

By:	/s/ Nishit Shah
	Name:	Nishit Shah
	Title:	Global Chief Financial Officer

Date: December 6, 2022